Exhibit 12.1

PMC-SIERRA, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31 (2)
	2005	2004	2003	2002 Restated (5)	2001 Restated (5)
Earnings:
Income (loss) before income taxes and before income from equity investees	$21,617	$37,785	$(20,161)	$(115,898)	$(684,361)

Fixed charges:
Interest expense and amortization of debt issuance costs	1,571	3,454	10,547	12,104	4,987
Rental expense interest factor (3)	3,047	3,083	4,122	4,122	5,300

Total fixed charges	4,618	6,537	14,669	16,226	10,287

Earnings (loss) available to cover fixed charges	$26,235	$44,322	$(5,492)	$(99,672)	$(674,074)

Ratio of earnings to fixed charges (4)	5.7x	6.8x	—	—	—

(1)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated. Earnings consist of income (loss) before provision for income taxes less income from equity investees plus fixed charges. Fixed charges consist of interest charges, amortization of debt issuance costs, and that portion of rental expense that the Company believes to be a reasonable approximation of the interest factor included in rental expense.
(2)	The Company’s fiscal year ends on the last Sunday of the calendar year. The reference to December 31 has been used as the fiscal year end for ease of presentation.
(3)	The portion of operating lease rental expense that the Company believes to be a reasonable approximation of the interest factor is deemed to be one-third of total operating lease rental expense.
(4)	Earnings were inadequate to cover fixed charges by $20.2 million, $115.9 million and $684.4 million for the fiscal years ended December 31, 2003, 2002 and 2001, respectively.
(5)	See Note 2 to the Consolidated Financial Statements.